September 12, 2008

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Soy Energy, LLC Registration Statement on Form 10 Originally Filed February 28, 2008 Amendment One Filed June 16, 2008 File No. 000-53112

Dear Ms. Long:

We are in receipt of your letter dated July 7, 2008, providing comments on our Amendment No. 1 to Registration Statement on Form 10 as filed on June 16, 2008. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our Amendment No. 1 to Registration Statement on Form 10, set forth below are each of your comments in chronological order immediately followed by our responses.

Business Development, page 1

1.

We note that you have paid Bratney approximately $13,659,000 for design and construction related to services associated with the biodiesel plant. Please discuss the construction-in-progress to date in this section and describe the extent to which you will be able to use this facility for your new proposed biodiesel plant. We note you have estimated a $4 to $7 million impairment charge.

RESPONSE:  We have revised our registration statement to provide a discussion of our construction-in-progress to date and we have discussed the extent to which our design-builder, Best Energies, believes it can use the construction previously completed by Bratney as well as the materials previously purchased by Bratney for the anticipated plant design. However, Best Energies will not commence the engineering and site assessment work necessary to definitively determine the value of the construction that it can use in the current plant design until we have executed a definitive design-build agreement and we have made the initial payment under the design-build agreement. We do not anticipate executing a definitive design-build agreement with Best Energies until we have secured the debt financing we require to complete capitalization of our project.

Risk Factors, page 19

We may need to increase cost estimates for construction . . . . page 21

2.	In this risk factor, please quantify the amount of money previously paid to Bratney Companies.

RESPONSE:  We have revised our registration statement as requested.

Our auditors identified a material weakness . . . . page 25

3.

Please clarify the status of the material weaknesses and their components. Disclose when the material weakness began, when it was identified, and who identified it. Also more fully describe your remediation process. Disclose whether or not the company has remediated the material weaknesses. If the material weaknesses have not been remediated, disclose more fully when and how the company expects to do so. Explain in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct the material weaknesses you identified.

RESPONSE:  Our auditors initially identified material weaknesses in our disclosure and financial controls and procedures in conducting their audit of our financial statements as we prepared our initial Form 10 registration statement filing. The nature of the material weaknesses that our auditors identified was primarily a result of the fact that we currently only have two employees and we are in the development stage. Our auditors identified certain items on our financial statements that needed to be reclassified and identified issues related to our segregation of duties. We do not currently have the number of employees necessary to assure adequate segregation of duties and to implement procedures to assure that our disclosure controls and procedures are adequate and that items on our financial statements are properly classified. Further, we are still refining our disclosure and financial controls and procedures in order to assure that necessary disclosures are made in a timely fashion. As a result of the fact that we are early in our development and we currently have only two employees, we anticipate continuing to make changes to our disclosure and financial controls and procedures in order to remediate these material weaknesses. We anticipate that as we develop our business and add additional personnel when we complete construction of our proposed biodiesel plant, we will have remediated these material weaknesses. We feel that these material weaknesses are common to the problems faced by other development stage companies that do not have a sufficient number of employees in order to maintain adequate disclosure controls and procedures and segregation of duties.

Certain Relationships and Related Party Transactions, page 51

4.

We note from your Current Report on Form 8-K filed on June 30, 2008 that you entered into a Crude Oil Purchase Agreement with Little Sioux Corn Processors LLLP on June 24, 2008. On page 32 of your Form 10/A, we further note that several of your directors sit on Little Sioux's board of directors. Please disclose this transaction in this section, identify which of your directors sit on Little Sioux’s board of directors, and provide all other information required by Item 404 of Regulation S-K. Please also file this agreement as an exhibit to the Form 10.

RESPONSE:  We do not believe that this agreement meets the definition of a related party transaction. We have included a description of this agreement in our amendment as we believe it is material to our corn oil supply and is therefore a material contract. However, Little Sioux is not a member of Soy Energy and is therefore not a related party. Further, pursuant to Instruction number 6 under Item 404(a) of Regulation S-K, the fact that certain individuals who are directors and members of Soy Energy have a management or small ownership interest in Little Sioux does not transform the corn oil supply agreement into a related party transaction. Since this agreement does not meet the definition of a related party transaction, we have not revised our registration statement to include this agreement in Item 7 of our registration statement. We have however filed this agreement as an exhibit to the Form 10/A.

Condensed Balance Sheets, page F-13

5.

Please supplementally explain to us how you have determined that the receivable from Bratney Companies is realizable in light of your statement on page 2 that you "are currently in discussions with Bratney regarding the amount of this refund."

RESPONSE:  We had been in negotiations with Bratney Companies for the refund of amounts paid and we were close to a final agreement. Therefore, we recorded a receivable of the estimated amount collectable in anticipation of the signing of this agreement with Bratney in a short period of time. We have subsequently settled with Bratney on July 25, 2008 and collected the amount recorded at April 30, 2008.

6.

Since we note decreases in both your construction-in-progress and design services deposit -- related party accounts, please supplementally tell us and revise your document to disclose which balance sheet account(s) was affected by your $4.0 million impairment charge.

RESPONSE:  At April 30, 2008, we estimated and recorded an impairment charge of approximately $4,000,000 to impair related long-lived assets due to the change in contractors upon our decision to reduce the plant size. The only balance sheet account directly affected by the impairment was fixed assets (CIP). The cost basis of CIP was reduced by $4,000,000. We did evaluate the carrying value of the $4,500,000 design service deposit asset to the contractor and we estimated that approximately $1,200,000 of this deposit had been utilized by the contractor to develop construction in process. The remaining $3,300,000 we estimated was not utilized by the contractor and would be refunded to us. We then reclassified this remaining design service deposit to a receivable. There was never a collection issue related to this remaining design service deposit, only a question of where in the percent complete process the contractor was with our plant construction.

Subsequently, the contractor noted that certain fixed assets incurred by us could be utilized by them on other projects and additionally the percent complete of construction was not as far along as we originally estimated and as such, we received a full refund of the original carrying value of $4,500,000 for the design service deposit. In addition, due to the percentage completion lag and utilization elsewhere of our construction assets by the contractor, we received additional consideration of approximately $750,000 related to the redemption of our member units for only $1.00. Both parties agreed the fair value of these units was $750,000.

We added additional disclosure in the notes to the financial statements related to these amounts.

Summary of Significant Accounting Policies, page F-17

7.	Please revise your note to disclose your methodology for determining fair value as required by paragraph 26(c) of SFAS 144.

RESPONSE:  We assess the fair value of property and equipment based on the future undiscounted cash flows of the assets compared to the carrying value of the assets. In addition, we compare the carrying value of assets to similar assets. We have added additional disclosure in the notes to the financials to indicate this.

In addition to certain clerical modifications that have no bearing on the substance of the Form 10/A, we have also made the following changes:

1.

We included a description of the termination and redemption agreements with Bratney, including the amount of our refund from Bratney and have filed these agreements as exhibits to our registration statement.

2.

We updated our registration statement with respect to developments related to our search for debt financing for our project, including the fact that we are seeking a USDA loan guarantee and that we anticipate Farmers State Bank will be our primary lender.

3.

We updated our registration statement to indicate that we no longer plan to use FC Stone as our feedstock procurement agent as we anticipate using primarily corn oil secured from ethanol plants as our biodiesel feedstock.

4.	We updated our anticipated sources and uses of funds information to reflect the changes we made to our project.

5.	We updated our registration statement with the most current risk factor information concerning the material risks we face in the biodiesel industry.

6.

We updated our registration statement with current descriptions of the biodiesel market, including the competition we face, current raw material prices and trends, and current finished goods prices and trends.

7.	We updated our registration statement to describe the status of our agreements with Best Energies, our anticipated design-builder.

8.	We updated our registration statement with respect to the most recent government regulations and incentives developments that affect our proposed biodiesel plant.

Financial Statements

This amendment includes unaudited financial statements and notes as of April 30, 2008, the end of the Company’s second fiscal quarter.

Other Non-Substantive Revisions

In addition to the above-described changes and updates, we have made numerous formatting, grammar-related and/or typographical revisions, none of which altered the substance of our registration statement on Form 10/A.

Statement of Soy Energy, LLC

Soy Energy, LLC acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 10/A. Further, the Company acknowledges that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Charles Sand

Charles Sand, Chairman

Enclosure